

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 26, 2017

Scott A. Musil
Chief Financial Officer
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, IL 60606

> **Re:** **First Industrial Realty Trust, Inc.**
> **Form 10-K**
> **Filed February 24, 2017**
> **Form 8-K**
> **Filed April 26, 2017**
> **File No. 001-13102**

Dear Mr. Musil:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities